

Mail Stop 3561

July 10, 2017

Andrew A. Wiederhorn
Chief Executive Officer
FAT Brands Inc.
9720 Wilshire Blvd., Suite 500
Beverly Hills, CA 90212

> **Re:** **FAT Brands Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted June 27, 2017**
> **CIK No. 0001705012**

Dear Mr. Wiederhorn:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2017 letter.

Prospectus Summary, page 1

Our Company, page 1

1. In the first paragraph on page 1, you refer to your combined financial statements and related notes included elsewhere in the prospectus; however, we were unable to find the combined financial statements and related notes in the filing. We note similar references elsewhere in the document as well. Please advise and/or revise your disclosures accordingly.

2. We note inconsistent disclosures throughout your filing which state that you will either combine or consolidate FAT Brands LLC within your financial statements. For example,

the second paragraph on page 6 you indicate you will combine FAT Brands LLC in your financial statements immediately following the offering; whereas, on page 61 under the Effects of the Recapitalization Transactions section you state that you will consolidate the financial results of FAT Brands LLC in your combined financial statements. In this regard, please clarify for us the basis for your planned presentation of FAT Brands LLC within your financial statements and revise all relevant disclosures throughout the filing to ensure they are consistently stated. Additionally, please explain why your financial statements will be presented on a combined basis, if this is to be the case.

3. We note your response to our prior comment 4 that you have plans to enter development agreements with former franchisees in "markets where [your] brands previously had a presence." Please revise here to disclose the number of countries in which you "previously had a presence" and include a risk factor regarding the risks of investing in former franchisees in countries in which you "previously had a presence" or tell us why you believe such disclosure is unnecessary.

4. We note your revised disclosure on page 1 that FCCG intends to complete the acquisitions of the franchisor of Ponderosa and Bonanza and to contribute the companies to your company. In an appropriate section of your prospectus, please describe the material terms of your agreement with FCCG regarding Ponderosa and Bonanza, including whether the contribution is a condition to completing the offering. In addition, please file this agreement as an exhibit to your registration statement pursuant to Item 601 of Regulation S-K if required.

Growth Strategy, page 3

5. We note your revised disclosure on page 3 regarding your "actionable pipeline of potential acquisition opportunities." Please disclose whether you are currently negotiating with third-parties regarding any acquisitions, whether you have agreed to any term sheets regarding acquisitions and whether you have signed any acquisition agreements other than with FCCG regarding Ponderosa and Bonanza.

6. We note your response to our prior comment 8 and reissue in part. Please revise to disclose your recent overall same-store sales growth in order to better place your expectation of improved same-stores sales growth in 2017 and 2018 into context.

Summary Historical and Pro Forma Combined Financial Data, page 13

7. Please revise to reflect the correct combined income from operations for the 13 weeks ended March 27, 2016.

Use of Proceeds, page 41

8. We note your response to our prior comment 18 and reissue in part. If known, please disclose the extent to which Mr. Wiederhorn will benefit from the proceeds of your offering.

Dividend Policy, page 43

9. Your revised disclosure on page 43 that you intend to distribute a pro rata share of distributed earnings to FCCG in connection with any distributions made by FAT Brands Inc. to the holders of Class A common stock appears to contradict your disclosure on page 38 that FCCG "will have no economic interests in FAT Brands Inc. despite its ownership of Class B common stock (where "economic interests" means the right to receive any distributions or dividends, whether cash or stock, in connection with common stock) unless and until it elects to redeem LLC Interests for newly issued shares of Class A common stock." Please revise for clarity and consistency.

Selected Historical Combined Financial and other Data, page 45

10. We refer you to the first paragraph on page 45 for which the audited financial statements of Buffalo's Franchise Concepts, Inc. and Subsidiary are described as combined when they are in fact presented on a consolidated basis. Please revise to correct your reference to the audited financial statements of Buffalo's Franchise Concepts, Inc. and Subsidiary herein and elsewhere in the filing, accordingly.

Unaudited Pro Forma Combined Financial Information, page 54

11. We note the heading of the unaudited pro forma information is described as combined; however, the financial information on pages 56-58 ultimately result in pro forma consolidated financial information. Please revise to correct the discrepancy.

12. Please provide a summary of the recapitalization transactions or include a cross-reference to page 38. Please include a bullet points to your introductory paragraph to clearly state that you are also presenting pro forma adjustments to give effect to the contribution from FCCG of Ponderosa and Bonanza concurrent with the completion of the offering. Your revised disclosure should include emphasis that in exchange for LLC Interests, FCCG will use the proceeds it receives from you to consummate the acquisition of Ponderosa and Bonanza.

13. Please consider reordering your columns to present "The Offering" before "Acquisition Adjustments" in light of the fact that you will use proceeds from the offering to purchase LLC interests from FCCG who will in turn use such proceeds to consummate the acquisition of Ponderosa and Bonanza.

Management's Discussion and Analysis, page 60

14. We note your response to our prior comment 26. Please revise your MD&A section to include the information provided in your response. The level of detail in your revised disclosure should be similar to that provided in your response.

Business, page 68

Restaurant Concepts, page 73

Fatburger Territories, page 74

15. Please enlarge the graph on page 75 as it is difficult to read.

Franchise Program – FAT Brands, page 83

16. We note your response to our prior comment 38 and reissue. Please revise your disclosure on page 84 to address the remaining duration of your Type A development agreements by disclosing the dates or a ranges of dates in order to illustrate how far into the future your pipeline extends.

Index to Financial Statements, page 119

17. Please include page references for the interim financial statements of Buffalo Franchise Concepts in your index.

Fat Burger North America, Inc., page F-13

Notes to the Financial Statements, page F-18

Segment Information, page F-19

18. We note your response to our prior comment 48; however, your current segment footnote does not fully comply with the disclosure requirements of ASC 280-10-50. Please revise your segment footnote to include the disclosures outlined in paragraphs ASC 280-10-50-40 to 42 with respect to the entity-wide information. Refer to ASC 280-10-50-38 for guidance.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Allen Z. Sussman, Esq.
        Loeb & Loeb LLP